TRILOGY
ENERGY TRUST

350 7TH AVE. SW CALGARY, ALBERTA, T2P 3N9
PHONE: (403) 290-2900 FAX: (403) 263-8915

07021875

March 2, 2007

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. Notice of Meeting, March 1, 2007

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

Gail L. Yester
Assistant Corporate Secretary

GLY/kp
Enclosure

dw 3/19

File No. 82-34876

Computershare

SEDAR PROFILE # 21992

Computershare Trust Company of Canada
Computershare Investor Services Inc.
www.computershare.com

Investor Services

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

March 1, 2007

RECEIVED PROCESSING SECTION MAR 14 2007

To: All Canadian Securities Regulatory Authorities

Subject: Trilogy Energy Trust

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Holders for the subject Trust:

1.	Meeting Type :	Annual General
2.	Security Description of Voting Issue :	Trust Units
3.	CUSIP Number :	89619Y101
	ISIN :	CA89619Y1016
4.	Record Date for Notice of Meeting :	March 28, 2007
	Record Date for Voting :	March 28, 2007
5.	Meeting Date :	May 17, 2007
6.	Meeting Location :	Calgary, Alberta

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for Trilogy Energy Trust

TRILOGY
ENERGY TRUST

4100, 350 7TH AVE. SW CALGARY, ALBERTA, T2P 3N9
PHONE: (403) 290-2900 FAX: (403) 263-8915

March 5, 2007

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. Press Release Dated March 5, 2007 – Financial and Operating Results for the Year and Quarter Ended December 31, 2006.

2. Press Release Dated March 5, 2007 – Trilogy Energy Trust files its Year End Disclosure Docuemnts.

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

Gail L. Yester
Assistant Corporate Secretary

GLY/kp
Enclosure

File No. 82-34876

TRILOGY
ENERGY TRUST

Calgary, Alberta

March 5, 2007

NEWS RELEASE: Trilogy Energy Trust
Financial and Operating Results
For the Year and Quarter Ended December 31, 2006

Trilogy Energy Trust (TSX: TET.UN) ("Trilogy" or "the Trust") is pleased to announce its financial and operating results for the three and twelve month periods ended December 31, 2006.

HIGHLIGHTS

- Trilogy completed the cash purchase of all of the outstanding shares of Blue Mountain Energy Ltd. ("Blue Mountain") for an estimated purchase price of $141.1 million. This acquisition is expected to add production of approximately 2,000 Boe/d once fully integrated to Trilogy. In conjunction with this acquisition, Trilogy was granted a $100 million junior secured non-revolving acquisition credit facility by its lenders.
- Production for the fourth quarter of 2006 averaged 25,042 Boe/d, compared to the third quarter of 2006 of 24,288 Boe/d. The increase resulted primarily from the Blue Mountain acquisition and new production additions brought on mainly by newly installed field compressors in Kaybob, offset by natural production declines.
- Funds flow from operations increased by $6.7 million during the fourth quarter as compared to the third quarter due mainly to the increases in sales volumes as described above, average realized natural gas prices, and realized gains on financial instruments.
- Capital expenditures totaled $39.2 million for the fourth quarter of 2006. For the year ended December 31, 2006, the Trust reported total exploration and development expenditures of $170.1 million (before acquisitions and dispositions) including $20.2 million spent on land. Capital expenditures (excluding acquisitions) during 2006 added proved and probable reserves of 10,371 MBoe for a finding and development cost of $16.93/Boe.
- Distributions declared to Unitholders for the fourth quarter of 2006 amounted to $44.4 million, of which $43.6 million were paid in cash with the remaining $0.8 million reinvested under Trilogy's distribution reinvestment plan. The distribution reinvestment plan was suspended effective after the October 2006 distribution, as a result of the Federal government's new proposed trust tax legislation.
- Trilogy initiated a public offering of $175 million convertible debentures during the fourth quarter of 2006. As a result of the Federal government's announcement respecting the taxation of income trusts and the impact of such announcement on the trading price of the Trust Units, the Trust did not proceed with such public offering.
- The Trust received necessary approvals for a normal course issuer bid through the facilities of the Toronto Stock Exchange. Under the normal course issuer bid, Trilogy may purchase up to 4,624,801 Trust Units during the period November 24, 2006 through November 23, 2007. No Trust Units were purchased through this normal course issuer bid as at March 5, 2007.

FINANCIAL AND OPERATING HIGHLIGHTS

(thousand dollars except per unit amounts and where stated otherwise)

	Three Months Ended			Year Ended December 31,		
	Dec. 31, 2006	Sept. 30, 2006	Change %	2006	2005[5]	Change %
FINANCIAL						
Petroleum and natural gas sales	**109,785**	103,021	7	**444,208**	508,881	(13)
Funds flow[1]						
From operations	**62,889**	56,201	12	**262,510**	254,764	3
Per unit – basic and diluted[2]	**0.68**	0.61	11	**2.91**	3.22	(10)
Earnings						
Net earnings	**24,582**	38,338	(36)	**140,863**	86,447	63
Per unit – basic and diluted[2]	**0.27**	0.42	(36)	**1.56**	1.09	43
Distributions declared	**44,421**	55,221	(20)	**224,678**	190,763	18
Per unit	**0.48**	0.60	(20)	**2.48**	2.35	6
Capital expenditures[4]						
Exploration and development	**39,202**	31,219	26	**171,166**	140,218	22
Acquisitions, dispositions and other	**(12,489)**	24	—	**(12,088)**	7,834	(254)
Net capital expenditures	**26,713**	31,243	15	**159,078**	148,052	7
Corporate acquisitions	**141,056**	—	—	**265,451**	—	—
Total assets	**1,084,317**	927,653	17	**1,084,317**	777,793	39
Net debt[1]	**417,517**	263,772	58	**417,517**	186,553	124
Unitholders' equity	**520,854**	537,940	(3)	**520,854**	462,365	13
Trust Units outstanding (thousands)						
- As at end of period	**92,567**	92,425	—	**92,567**	85,133	9
OPERATING						
Production						
Natural gas (MMcf/d)	**121**	117	3	**118**	117	1
Crude oil and natural gas liquids (Bbl/d)	**4,935**	4,854	2	**4,970**	4,928	1
Total production (Boe/d @ 6:1)	**25,042**	24,288	3	**24,691**	24,495	1
Average prices						
Natural gas (pre-financial instruments) ($/Mcf)	**7.51**	6.58	14	**7.52**	9.23	(19)
Natural gas ($/Mcf)[3]	**8.43**	7.22	17	**8.67**	8.86	(2)
Crude oil and natural gas liquids (pre-financial instruments) ($/Bbl)	**58.11**	72.68	(20)	**65.93**	63.03	5
Crude oil and natural gas liquids ($/Bbl)[3]	**64.35**	69.32	(7)	**65.91**	61.57	7
Drilling activity (gross)						
Gas	**18**	14	29	**67**	66	2
Oil	**—**	1	(100)	**—**	8	(100)
D&A	**1**	2	(50)	**18**	5	260
Total wells	**19**	17	12	**85**	79	8
Success rate	**95%**	88%	—	**79%**	94%	—

(1) Funds flow from operations and net debt are non-GAAP terms. Funds flow from operations represents net earnings adjusted for non-cash items such as unrealized gain (loss) on financial instruments, depletion and depreciation expense and non-cash expenditures. Net debt is equal to long-term debt and the long-term portion of unit-based compensation liability plus/minus working capital. Please refer to the advisory on Non-GAAP measures below.

(2) Per unit amounts were calculated for the quarters ended December 31, 2006 and 2005, and the year ended December 31, 2006 using the weighted average number of Trust Units outstanding. For the year ended December 31, 2005, the weighted average number of Trust Units outstanding for the period April 1, 2005 to December 31, 2005 was used.

(3) Includes realized but excludes unrealized gains and losses on financial instruments.

(4) Excludes corporate acquisitions.

(5) Information for the year ended December 31, 2005 includes the results prior to the commencement of Trilogy's commercial operations on April 1, 2005 which were prepared on a carve-out basis from Paramount Resources Ltd. Those results may not be indicative of the results that would have been attained if the Trust had operated as a stand-alone entity prior to April 1, 2005.

SUBSEQUENT EVENTS

The Trust entered into the following financial contracts subsequent to December 31, 2006:

	Quantity	Price	Term
Purchase Contracts			
NYMEX Fixed Price	20,000 MMBtu/d	$ 7.695 U.S.	March 2007

On January 22, 2007, Trilogy announced its cash distribution for January 2007 at $0.10 per Trust Unit. The distribution was paid on February 15, 2007 to Unitholders of record on January 31, 2007. On February 16, 2007, Trilogy also announced that its cash distribution for February 2007 will be $0.10 per Trust Unit. The distribution is payable on March 15, 2007 to Unitholders of record on February 28, 2007. Under the current pricing assumptions, the Trust expects to make monthly distributions of $0.10 per Trust Unit for the remainder of 2007.

OUTLOOK

The following is a summary of Trilogy's key 2007 budget information as recently released:

Average daily production	—	26,000 Boe/d
Capital expenditures excluding land and acquisitions	—	$100 million
Operating costs	—	$10/Boe

ADDITIONAL INFORMATION

Trilogy's 2006 Audited Annual Consolidated Financial Statements and Management's Discussion and Analysis including the Review of Operations that will be part of the Annual Report, which contain additional notes and disclosures, are available on Trilogy's website www.trilogyenergy.com. These reports will also be made available through SEDAR.

ABOUT TRILOGY

Trilogy Energy Trust is a petroleum and natural gas-focused Canadian energy trust. Trilogy's Trust Units are listed on the Toronto Stock Exchange under the symbol "TET.UN".

NON-GAAP MEASURES

In this news release, Trilogy uses the terms "funds flow from operations" and "net debt", collectively the "Non-GAAP measures", as indicators of Trilogy's financial performance. The Non-GAAP measures do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and, therefore are unlikely to be comparable to similar measures presented by other issuers.

"Funds flow from operations" refers to the cash flows from operating activities before net changes in operating working capital. The most directly comparable measure to "funds flow from operations" calculated in accordance with GAAP is the cash flows from operating activities. "Funds flow from operations" can be reconciled to cash flows from operating activities by adding (deducting) the net change in working capital as shown in the consolidated statements of cash flows. "Net debt" is calculated as current liabilities minus current assets plus long-term debt and unit-based compensation liability. The components described for "net debt" can be derived directly from Trilogy's consolidated balance sheets. Management believes that the Non-GAAP measures provide useful information to investors as indicative measures of performance.

Investors are cautioned that the Non-GAAP measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, as set forth above, or other measures of financial performance calculated in accordance with GAAP.

FORWARD-LOOKING INFORMATION

Certain information included in this news release constitutes forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "budget" or similar word suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this news release include but not limited to level of future monthly distributions, capital expenditures, future production levels, operating costs, etc. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. Such assumptions include: the ability of Trilogy to obtain equipment, services and supplies in a timely manner to carry out its activities; the ability of Trilogy to market oil and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Trilogy to obtain financing on acceptable terms; currency, exchange and interest rates; and future oil and gas prices, among others.

Although Trilogy believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Trilogy can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Trilogy and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand; risks and uncertainties involving geology of oil and gas deposits; risks inherent in Trilogy's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life; the uncertainty of estimates and projections relating to production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; Trilogy's ability to enter into or renew leases; fluctuations in oil and gas prices, foreign currency exchange rates and interest rates; health, safety and environmental risks; uncertainties as to the availability and cost of financing; the ability of Trilogy to add production and reserves through development and exploration activities; weather and general economic and business conditions; the possibility that government policies or laws including on taxation may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future lawsuits and regulatory actions against Trilogy; hiring/maintaining staff; and other risks and uncertainties described elsewhere in this document or in Trilogy's other filings with Canadian securities authorities.

The forward-looking statements and information contained in this news release are made as of the date hereof and Trilogy undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

OIL AND GAS ADVISORY

This news release contains disclosure expressed as "Boe", "Boe/d", "Mcf/d" and "MMcf/d". All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

For further information, please contact:

J.H.T. (Jim) Riddell, President and Chief Executive Officer
J.B. (John) Williams, Chief Operating Officer
M.G. (Michael) Kohut, Chief Financial Officer

Trilogy Energy Trust
4100 – 350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9
Phone: (403) 290-2900
Fax: (403) 263-8915

TRILOGY
ENERGY TRUST

TRILOGY ENERGY TRUST
Calgary, Alberta

March 5, 2007

NEWS RELEASE: TRILOGY ENERGY TRUST FILES ITS YEAR END DISCLOSURE DOCUMENTS

Trilogy Energy Trust ("Trilogy" or the "Trust") (TSX:TET.UN) announces that today it has filed with Canadian Securities authorities its audited Consolidated Financial Statements for the year ended December 31, 2006 and related Management's Discussion & Analysis. Trilogy has also filed its Annual Information Form for the year ended December 31, 2006, including disclosure and reports relating to reserves data and other oil and gas information pursuant to National Instrument 51-101. Copies of these filed documents may be obtained on Trilogy's website www.trilogyenergy.com and will be available on SEDAR at www.sedar.com .

About TET

Trilogy Energy Trust is a petroleum and natural gas-focused Canadian energy trust. TET's Trust Units are listed on the Toronto Stock Exchange under the symbol "TET.UN".

For further information, please contact:

James H.T. Riddell, President and Chief Executive Officer
Michael Kohut, Chief Financial Officer
John B. Williams, Chief Operating Officer
Trilogy Energy Ltd.
4100 – 350 – 7th Avenue S. W.
Calgary, Alberta T2P 3N9
Phone: (403) 290-2900
Fax: (403) 263-8915

END